UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SHIFT TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

82452T 115

(CUSIP Number of Warrants)

Amanda Bradley

Head of Legal

Shift Technologies, Inc.

2525 16th Street, Suite 316

San Francisco, CA 94103-4234

(855) 575-6739

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin C. Glass

Jeffrey R. Shuman

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

Tel: (212) 891-1672

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$16,044,213	$1,751

1	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shift Technologies, Inc. (the “Company”) is offering holders of all 7,532,494 of the Company’s public warrants outstanding as of November 4, 2020 (the “Public Warrants”) the opportunity to exchange such Public Warrants for a combination of 0.25 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), and $1.00 in cash, without interest, for each warrant tendered. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on The Nasdaq Capital Market on October 29, 2020, which was $2.13.

2	The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $109.10 for each $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Shift Technologies, Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to the offer by the Company to each holder of the Company’s outstanding warrants described below to receive a combination of 0.25 shares of the Company’s Class A common stock and $1.00 in cash, without interest (the “Exchange Consideration”), in exchange for every outstanding Public Warrant of the Company tendered by the holder and exchanged pursuant to the offer. The Offer is made upon and subject to the terms and conditions set forth in the Offer to Exchange Letter (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Concurrently with the Offer, we are also soliciting consents from holders of the Public Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of March 19, 2019, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Public Warrants, to permit the Company to require that each outstanding Public Warrant be converted into a combination of 0.225 shares of the Company’s Class A common stock and $0.90 in cash, without interest (the “Conversion Consideration”), which Conversion Consideration is approximately 10% less than the Exchange Consideration applicable to the Offer. We are not seeking consents, and will not accept letters of transmittal to participate in the Offer and consent to the Warrant Amendment, until we have filed a definitive proxy statement with respect to the Consent Solicitation. If the Warrant Amendment is approved, we will not enter into the Warrant Amendment until at least 20 business days after the definitive proxy statement is sent to holders of Warrants.

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants (defined below) is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the then outstanding Public Warrants. Holders of Public Warrants may not consent to the Warrant Amendment without tendering their Public Warrants in the Offer and such holders may not tender their Public Warrants without consenting to the Warrant Amendment.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information in the Offer Letter and the related Letter of Transmittal and Consent is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address. The name of the issuer is Shift Technologies, Inc. The Company’s principal executive offices are located at 2525 16th Street, Suite 316, San Francisco, CA 94103. The Company’s telephone number is (855) 575-6739.

(b)  Securities. The subject securities are all of the Company’s outstanding publicly traded warrants to purchase our Class A common stock, which were originally issued as warrants to purchase the Class A common stock of the Company, formerly known as Insurance Acquisition Corp. (“IAC”), in connection with the initial public offering of IAC’s securities on March 22, 2019 (the “IAC IPO”), which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”). The Offer does not relate to the Company’s warrants to purchase our Class A common stock, which were originally privately issued in connection with the IAC IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Placement Warrants.”

As of November 4, 2020, there were 7,532,494 Public Warrants outstanding. The actual number of shares of Class A common stock that will be issued will depend on the number of Public Warrants tendered and accepted for exchange and cancelled. If all of the outstanding Public Warrants are tendered and accepted for exchange, an aggregate of 7,532,494 shares of Class A common stock will be issued in connection with the Offer. Public Warrants that are validly tendered and accepted for exchange will be cancelled.

(c)  Trading Market and Price. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 6. Price Range of Shares and Public Warrants” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address. The Company is the filing person and the issuer. The information set forth under Item 2(a) is incorporated by reference. The names of the executive officers and directors of the Company as of November 4, 2020, who are persons specified in Instruction C to Schedule TO, are set forth below. The business address for each such person is c/o Shift Technologies, Inc., 2525 16th Street, Suite 316, San Francisco, CA 94103 and the telephone number for each such person is (855) 575-6739.

Name	Position
George Arison	Co-Chief Executive Officer and Chairman
Toby Russell	Co-Chief Executive Officer and President
Cindy Hanford	Chief Financial Officer
Sean Foy	Chief Operating Officer
Karan Gupta	Senior Vice President of Engineering
Victoria McInnis	Director
Kellyn Smith Kenny	Director
Jason Krikorian	Director
Emily Melton	Director
Adam Nash	Director
Manish Patel	Director

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Materials Terms. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Sections 1 through 14” is incorporated herein by reference.

(b)  Purchases. No securities will be purchased from any officer, director or affiliate of the Company in connection with the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.C., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b)  Use of Securities Acquired. The Public Warrants will be retired and cancelled.

(c)  Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Public Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.25 shares of Class A common stock and $1.00 in cash, without interest.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Sources of Funds. Assuming 100% participation in the Offer, we will need approximately $7.5 million to pay the cash portion of the Exchange Consideration for all of our outstanding Public Warrants. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the transactions and the payment of cash in lieu of fractional shares will be approximately $7.9 million. We anticipate that we will obtain all of the funds necessary to exchange Public Warrants tendered in the Offer to pay related fees and expenses through our existing cash reserves. Consummation of the Offer is not contingent on us securing any financing. As of November 4, 2020, the company has sufficient cash reserves for funding the Offer.

(b)  Conditions. Not applicable.

(d)  Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities ownership. The information regarding ownership of Public Warrants set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 9, Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)  Securities transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 14. The Depository, Information Agent and Dealer Manager” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page 6 of the Offer Letter.

Item 10. Financial Statements.

(a)  Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (the “Form 10-K”) and (ii) the Company’s financial results for the second quarter ended June 30, 2020, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 10. Financial Information Regarding the Company” is incorporated herein by reference.

(b)  Pro Forma Information. The information set forth in the Offer Letter under “The Offer, Section 10. Financial Information Regarding the Company” is incorporated herein by reference.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c)  Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Letter.

(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for their Clients.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2020, by and among Insurance Acquisition Corp., IAC Merger Sub, Inc., and Shift Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 29, 2020, File No. 001-38839).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated August 19, 2020, by and among Insurance Acquisition Corp., IAC Merger Sub, Inc., and Shift Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment No. 5 to Form S-4 filed on September 23, 2020, File No. 333-239896, which is included as Annex A).

(d)(3)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(4)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(5)	Specimen Warrant Certificate (included in Exhibit (d)(6)).

(d)(6)	Warrant Agreement, dated March 19, 2019, between Continental Stock Transfer & Trust Company and the IAC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 25, 2019).

(d)(7)	Stockholders Letter Agreement, dated October 13, 2020, by and among the Company and certain former stockholders of Shift identified on the signature pages thereto (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(8)	Sponsor Letter Agreement, dated October 13, 2020, by and among the Company, Insurance Acquisition Sponsor, LLC and Dioptra Advisors, LLC (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(9)	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 29, 2020).

(d)(10)	Amended and Restated Registration Rights Agreement, dated October 13, 2020, by and among Insurance Acquisition Sponsor, LLC, Dioptra Advisors, LLC, Cantor Fitzgerald & Co. and certain initial stockholders of IAC identified on the signature pages thereto (incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K filed on October 14, 2020).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2020

SHIFT TECHNOLOGIES, INC.

By:	/s/ George Arison
Name:	George Arison
Title:	Co-Chief Executive Officer and Chairman